ISSUED ON BEHALF OF RELX PLC

7 February 2017

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (“the Company”) announces that Carol Mills, a Non-Executive Director of the Company, was appointed as an independent Director of Zynga Inc. with effect from 6 February 2017. Zynga Inc. is listed on the Nasdaq Stock Exchange.